UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 March 14, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM BIOLOGICS ANNOUNCE PER.C6[R] LICENSING AGREEMENT WITH UCB

LEIDEN/SITTARD, THE NETHERLANDS, MARCH 14, 2006 - Dutch biotechnology company Crucell N.V. (Euronext and NASDAQ: CRXL; Swiss Exchange: SW CRX) and allied contract manufacturer DSM Biologics announced today that they have signed a PER.C6[R] research license agreement with global biopharmaceutical leader UCB S.A. (Euronext: UCB). This agreement allows UCB to evaluate the PER.C6[R] cell line for research and manufacturing of monoclonal antibodies. Financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. (Euronext and NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development, production and worldwide marketing of vaccines and antibodies that combat infectious diseases. The vaccines are sold in both private and public sectors. In Crucell's portfolio hepatitis B vaccines and a virosomal influenza vaccine play an important role. Travel vaccines are also marketed including the only available oral anti-typhoid vaccine. The Company's well-filled pipeline consists of early and late-stage products. Some of Crucell's products are based on its unique PER.C6[R] production technology. The Company also licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden, The Netherlands, has subsidiaries in Switzerland, elsewhere in Europe and Korea, and has approximately 1000 employees. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology & services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6[R] human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands was established in 1986, and has a strong track record in using a broad range of cell lines (PER.C6[R], CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has wide-range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6[R] human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

ABOUT UCB

UCB (www.ucb-group.com) is a global biopharmaceutical leader with headquarters in Brussels, Belgium, specialising in the fields of central nervous system disorders, inflammatory diseases, and oncology. UCB key products are Keppra[R] (antiepileptic), Xyzal[R] and Zyrtec[R] (antiallergics), Nootropil[R] (cerebral function regulator), Tussionex[R] (antitussive) and Metadate(TM) / Equasym XL(TM) (attention deficit/hyperactivity disorder). UCB employs over 8,500 people operating in over 40 countries. UCB is listed on Euronext Brussels (UCB / UCBBt.BR / UCB BB).

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

DSM Biologics
Marcel Lubben
Global Licensing Manager
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com

DSM Pharmaceutical Products
Terry Novak
Chief Marketing Officer
Tel. 973-257-8471
Terry.Novak@dsm.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 14, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer